UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARINER INVESTMENT GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 KATY FREEWAY, SUITE 400
(No. and Street)

HOUSTON (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven R. Davis (713) 920-9431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln. (Address) China Spring (City) TX (State) 76633 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weldon Ecford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Investment Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. James Ecford
Signature

Pres
Title

JOE F MOORE, JR
My Notary ID # 3779753
Expires March 8, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariner Investment Group

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the December 31, 2019 Year-End

Contents

Independent Auditor's Opinion Report

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Mariner Investment Group

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Mariner Investment Group (the "Company") as of December 31, 2019, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
February 27, 2020

We have served as the Mariner Investment Group's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Mariner Investment Group
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2019

ASSETS	
Cash & Clearing Accounts	147,191
Accounts Receivable	7,239
Note Receivable	28,668
Employee Advance	9,940
Total Assets	**193,038**
LIABILITIES & EQUITY	
Liabilities	
Accrued Expenses	3,949
Commission Payable	931
Accrued FINRA Fees	1,507
Total Liabilities	6,387
Equity	
Common Stock	12,200
Capital Contribution	5,000
Net income	4,701
Retained Earnings	164,750
Total Equity	186,651
TOTAL LIABILITIES & EQUITY	193,038

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Operations
For the year ended December 31, 2019

Ordinary Income/Expense	
Income	
12B-1 income	75,984
Securities Commission	64,413
Annuity	22,005
Interest income	180
Total Revenue	162,582
Expense	
Advertising	0
Automobile Expense	3,098
Employee staffing	0
Consulting Fee	54,048
Interest Expense	120
Bank Service Charges	357
CIC Marketing Staffing	26,500
Insurance	7,437
Office Supplies	200
Rent	42,250
Repairs	3,179
Taxes	100
Telephone	1,749
Travel	0
Reconciliation Discrepancies	-1,650
Regulatory, Admin Fees	4,359
Utilities	2,106
Total Expense	143,851
Net Ordinary Income	18,731
Other Income/Expense	
Other Expense	-14,030
Total Other Expense	-14,030
Net Income	**4,701**

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	4,701
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-7,239
Prior period adjustment	6,010
Accrued Expenses	-5,253
Commission Payable	-2,194
Net cash provided by Operating Activities	-3,974
INVESTING ACTIVITIES	
Note Receivable	-28,668
Employee Advance	-9,940
Net cash used by Investing Activities	-38,608
Net cash increase for period	-42,582
Cash at beginning of period	189,773
Cash at end of period	**147,191**
Total Interest Paid	-

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Changes in Ownership Equity
As of and for the year ended December 31, 2019

	Common Stock	Paid in capital	Retained Earnings	Equity
As of 1/1/2019	$12,200	$ 5,000	$ 158,740	$175,940
Prior period adjustment			$ 6,010	$ 6,010
Net Income			$ 4,701	$ 4,701
As of 12/31/2019	$12,200	$5,000	$169,451	$ 186,651

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mariner Financial Group, Inc. (the Company) was formed as a Texas corporation on January 24, 1994.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered. The Company is entitled to placement and / or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Mariner Financial Group, Inc. a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has no revenue concentrations; the firm specializes in sales of annuities and securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2019, or in the procedures followed in making the periodic computation required. At December 31, 2019 the Company had net capital of $140,803 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.55 to 1 at December 31, 2019. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares. (ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – ACCRUED LIABILITIES

The Accrued liability is made of estimates of amounts for the federal income taxes and various business expenses. Due to a loss carry forward of $15,000 from last year's taxes, Mariner will not have any tax liability for 2019.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – COMMISSION PAYABLE

Commission payable totaled $931 for the year ended December 31, 2019. Although the balance sheet has a liability of $931 owed to commission agents for sales commissions, due to the loan to a broker, no funds are owed until loan is repaid.

NOTE G - RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE H – RENT

The Company leases two office spaces through unrelated, third parties. Total rent expense for both locations as of December 31, 2019 was $42,250. Mariner's agreement with the lessors only require a month to month commitment and Mariner can terminate the leases at any time. Therefore, the two leases are exempt from lease accounting treatment under ASC 842.

NOTE I – NOTES RECEIVABLE

Notes receivable is comprised of a short term, non-interest bearing note due from a registered representative of the firm.

NOTE J – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE K – PRIOR PERIOD ADJUSTMENT

The 2018 prior period incorrectly excluded December 2018 commissions for 12b-1 revenues. The commissions were incorrectly recorded to 2019. Consequently, retained earnings and current year 12b-1 income were adjusted by $6,010. The adjustment correctly reflect retained earnings on the balance sheet of $164,750.

NOTE L - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2020, which is the date the financial statements were available to be issued. Based upon this review,the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Mariner Investment Group

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019

Mariner Investment Group
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the Year ended December 31, 2019

Computation of Net Capital

Total Stockholder's Equity		$186,651
Non-Allowable Assets		$ 45,847
Haircuts on Securities Positions		
Securities Haircuts	$72	$ 0
Undue Concentration	$ 0	$ 0
Net Allowable Capital		$140,803

Computation of Net Capital Requirement

Minimum Net Capital Required as percentage

Minimum Net Capital required as a Percentage of Aggregate Indebtedness	$ 426
Minimum Dollar Net Capital Requirement of reporting Broker/Dealer	$ 5,000
Net Capital	$ 140,803
Requirement	$ 5,000
Excess Net Capital	$ 135,803

Computation of Aggregate Indebtedness

Computation of Net Capital Requirement	
Total Aggregate Indebtedness	$6,387
Percentage of Aggregate Indebtedness to Net Capital	4.55%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on Focus IIA As of 12/31/2019	$140,396
Decrease in Equity	$ 0
Net Capital per Audit	$140,803

Mariner Investment Group
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $140,803 which was $135,803 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.55%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule, 15c3-3-3 (k)2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to file, the relevant report shall be included in this Supplemental Information section.

Mariner Investment Group

Supplementary Auditor's Report on Review of Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2019

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Weldon Ecford
Mariner Investment Group
9601 Katy Freeway, Suite
400
Houston, TX 77024

Dear Weldon Ecford:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mariner Investment Group identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Mariner Investment Group stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mariner Investment Group's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Investment Group's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

Tuttle Bond PLLC

China Spring, Texas
February 27, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Mariner Investment Group
Supplementary Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

Mariner Investment Group
9601 Katy Freeway, Suite 400
Houston, TX 77024

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mariner Investment Group;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2019 through February 27, 2020 without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Weldon Ecford
President
Mariner Investment Group

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